Exhibit 99.3
Medigus Ltd.

Operating and Financial Review as of June 30, 2016, and for the Three and Six Months then Ended

The information contained in this section should be read in conjunction with (1) our unaudited condensed consolidated interim financial statements as of June 30, 2016, and for the six and three months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes for the year ended December 31, 2015, which appears in Medigus Ltd.’s Form 20-F filed with the Securities and Exchange Commission on March 30, 2016, and the other information contained in such Form 20-F.  Factors that could cause our actual results in the future to differ from our expectations or projections include the risks and uncertainties relating to our business described in our Form 20-F filed with the Securities and Exchange Commission on March 30, 2016 under the heading “Risk Factors.”

Revenues for the three month ended June 30, 2016, were USD 98 thousand, an increase of USD 8 thousand, or 9%, compared to USD 90 thousand for the three months ended June 30, 2015. Revenues for the six month ended June 30, 2016, were USD 360 thousand, an increase of USD 200 thousand, or 125%, compared to USD 160 thousand for the six months ended June 30, 2015. The increase was primarily due to a development services provided to National Aeronautics and Space Administration (NASA) and a development services provided to one of Israel's leading industrial companies.

Research and development expenses for the three months ended June 30, 2016, were USD 1,103 thousand, an increase  of USD 17 thousand, or 2%, compared to USD 1,086 thousand for the three months ended June 30, 2015. Research and development expenses for the six months ended June 30, 2016, were USD 2,313 thousand, an increase of USD 302 thousand, or 15%, compared to USD 2,011 thousand for the six months ended June 30, 2015. The increase was primarily due to the increase in the use of materials by the Company and services rendered to the Company for trainings and registry activities and the recruitment of additional human resources during 2016.

Sales and marketing expenses for the three months ended June 30, 2016, were USD 748 thousand, a decrease of USD 42 thousand, or 5%, compares to USD 790 thousand for the three months ended June 30, 2015. Sales and marketing expenses for the six months ended June 30, 2016, were USD 1,496 thousand, an increase of USD 269 thousand, or 22%, compared to USD 1,227 thousand for the six months ended June 30, 2015. The increase resulted primarily from the Company’s preparations towards the marketing of its products, which is reflected primarily by recruitment of additional human resources in the US.

General and administrative expenses for the three months ended June 30, 2016, were USD 903 thousand, an increase of USD 254 thousand, or 39%, compared to USD 649 thousand for the three months ended June 30, 2015. The increase resulted primarily from an increase in professional expenses in connection with IP litigation (for more information see note 6a to our financial statements) and increase in salary costs attributed primarily to the strengthening of management. General and administrative expenses for the six months ended June 30, 2016, were USD 2,023 thousand, an increase of USD 827 thousand, or 69%, compared to USD 1,196 thousand for the six months ended June 30, 2015. The reason for the increase is similar to the one discussed above in the three-month comparison.

Operating loss for the three months ended June 30, 2016, was USD 2,686 thousand, compared to USD 2,466 thousand in the three months ended June 30, 2015.  Operating loss for the six months ended June 30, 2016, was USD 5,593 thousand, compared to USD 4,328 thousand in the six months ended June 30, 2015. The increase in operating loss was due to all of the reasons described above.

The Company held USD 4.5 million in cash and cash equivalents as of June 30, 2016.

Net cash used in operating activities was USD 2.9 million for the three months ended June 30, 2016, compared to net cash used in operating activities of USD 2.5 million for the corresponding 2015 period. Net cash used in operating activities was USD 5.9 million for the six months ended June 30, 2016, compared to net cash used in operating activities of USD 2.2 million for the corresponding 2015 period. The USD 3.7 million increase in net cash used in operating activities during the six-month period in 2016, compared to the six-month period in 2015 was primarily the result of a sales of tradeable securities ("financial assets at fair value through profit or loss") of approximately USD 2.1 million in the first quarter of 2015 compared to no tradeable securities in the first quarter of 2016.

Effective January 1, 2016, the Company changed its functional currency to the U.S. dollar (“dollar” or “USD”) from the New Israeli Shekel (“NIS”). This change was based on an assessment by the Company’s management that the dollar is the primary currency of the economic environment in which the Company operates.